July 31, 2024

Craig Ridenhour
Chief Business Development Officer
AtlasClear Holdings, Inc.
4030 Henderson Blvd., Suite 712
Tampa, FL 33629

       Re: AtlasClear Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 17, 2024
           File No. 333-279390
Dear Craig Ridenhour:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Form S-1 filed July 17, 2024
Cover Page

1. We note your response to our prior comment 1. In some instances, you indicate that for shares that may become issuable a price per share will be determined as "described herein." Please revise to either disclose on the cover page how such prices will be determined at the time of issuance or provide a cross-reference with a page number to where in the registration statement investors can see how such pricing will be determined.
2. Please refer to the last bullet point describing the shares being registered for resale. We note your disclosure in that last bullet point regarding the shares of common stock that may become issuable to an investor, Tau, pursuant to a non-binding term sheet. The private placement of the shares you are attempting to register for resale does not yet appear to be complete. As such, please remove those shares from this resale registration statement, or advise.
 July 31, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance